              THIS IS A CONFORMING COPY OF THE DOCUMENT ORIGINALLY
                FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                     IN PAPER FORMAT ON SEPTEMBER 20, 1994.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _______________)*


                               USLICO Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   903297 10 9
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Royce N. Sanner
              Senior Vice President, General Counsel and Secretary
                            The NWNL Companies, Inc.
                           20 Washington Avenue South
                          Minneapolis, Minnesota  55401
                                 (612) 372-5601
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 11, 1994
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

- -----------------------                                -------------------------
CUSIP NO.  903297 10 9                                  PAGE  2  OF  4  PAGES
          -------------                                      ---    ---
- -----------------------                                -------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The NWNL Companies, Inc.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
     Not Applicable
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /

     Not Applicable
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
           NUMBER OF          7    SOLE VOTING POWER
            SHARES
         BENEFICIALLY              1,065,552
           OWNED BY           --------------------------------------------------
             EACH             8    SHARED VOTING POWER
           REPORTING
            PERSON                 -0-
             WITH             --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   1,065,552
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,065,552
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

     Not Applicable
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------


                                Page 2 of 4 Pages

                   STATEMENT PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            _________________________


ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of USLICO Corporation, a Virginia corporation ("USLICO"), which has its principal executive office located at 4601 Fairfax Drive, P.O. Box 3700, Arlington, Virginia 22203.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (c), (f). This Statement is being filed by The NWNL Companies, Inc., a Delaware corporation ("NCI"). NCI is a holding company whose subsidiaries specialize in the life and health insurance and annuity businesses. Through Northwestern National Life Insurance Company and other subsidiaries, NCI issues and distributes individual life insurance and annuities, group life and health insurance and life and health reinsurance and provides related investment management services. As used herein, the term "NCI" refers to The NWNL Companies, Inc. and its subsidiaries, unless the context requires otherwise. The principal business and executive office of NCI is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

          (d) - (e). During the last five years, neither NCI nor any of its directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to that certain Stock Option Agreement dated as of September 11, 1994, by and between NCI and USLICO, filed as Exhibit (c) to NCI's Current Report on Form 8-K dated September 10, 1994 and incorporated herein by this reference (the "Option Agreement"), USLICO granted NCI an irrevocable option to purchase 1,065,552 shares of Common Stock (the "Option Shares"), in certain circumstances specified in the Option Agreement, at an exercise price of $24.00 per share (the "USLICO Option"). The USLICO Option was granted as a condition to, and to induce NCI to enter into, that certain Agreement and Plan of Merger dated as of September 11, 1994, by and between NCI and USLICO, filed as Exhibit (d) to NCI's Current Report on Form 8-K dated September 10, 1994 and incorporated herein by this reference (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of USLICO with and into NCI and the exchange of each share of Common Stock for .69 shares of common stock, without par value, of NCI (and in certain circumstances, the right to be paid cash in certain amounts), all subject to the specific terms and conditions thereof.


ITEM 4.   PURPOSE OF TRANSACTION.

          (b). It is the intention of NCI to acquire the business of USLICO by the statutory merger of USLICO with and into NCI pursuant to the Merger Agreement, whereby the separate existence of USLICO will cease and NCI will continue as the surviving corporation.

          (a), (c) - (j).  Not applicable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b). Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, NCI, as the holder of the USLICO Option, is deemed to be the beneficial owner of 1,065,552 shares of Common Stock, or approximately 9.9% of the shares of Common Stock issued and outstanding as of August 8, 1994, as reported in the Form 10-Q for the quarter ended June 30, 1994 filed with the Commission by USLICO (File No. 0-12694). There exists no shared power to vote or direct the vote of the Option Shares or to dispose or direct the disposition of the Option Shares.

          (c) - (d).  Not applicable.


                                Page 3 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Option Agreement and the Merger Agreement described in
Item 3 of this Statement, NCI is not a party to any contract, arrangement, understanding or relationship with respect to any securities of USLICO, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or voting of any of the securities of USLICO, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, consents or authorizations.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (2)(a). Agreement and Plan of Merger dated September 11, 1994, by and between NCI and USLICO (filed as Exhibit (d) to NCI's Current Report on Form 8-K dated September 10, 1994 and incorporated herein by this reference).

          (3)(a). Stock Option Agreement dated September 11, 1994, by and between NCI and USLICO (filed as Exhibit (c) to NCI's Current Report on Form 8-K dated September 10, 1994 and incorporated herein by this reference).


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 14, 1994                    THE NWNL COMPANIES, INC.



                                             By   /s/  ROYCE N. SANNER
                                                --------------------------------
                                                  Royce N. Sanner
                                                  Senior Vice President, General
                                                    Counsel and Secretary


                                Page 4 of 4 Pages